

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 11, 2007

Mr. Timothy A. Larkin
Chief Financial Officer
Warren Resources, Inc.
489 Fifth Avenue
New York, New York 10017

> **Re:** **Warren Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 6, 2007**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2007**
> **Filed August 3, 2007**
> **File No. 0-33275**

Dear Mr. Larkin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill S. Davis
Branch Chief